

December 29, 2011

Via E-mail
Joseph Sierchio
Director and Legal Counsel
Janus Resources, Inc.
430 Park Avenue, Suite 702
New York, New York 10022

      Re: **Janus Resources, Inc.**
                 Form 10-K for Fiscal Year Ended December 31, 2010
                 Filed March 30, 2011
                 File No. 0-30156

Dear Mr. Sierchio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   It does not appear that you have provided the disclosure required by Subpart 1200 of Regulation S-K. Please provide such disclosure or explain to us why you believe it is not required. Please refer to Rule 4-10(a) of Regulation S-X and Item 1201(a) of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 38

2.   Please expand the biographical sketches for Messrs. Cacace and Jenkins to identify the positions held and the principal employers during the past five years, eliminating any gaps or ambiguities with regard to time. Please specify for such positions both the month and year that positions began and ended. Also, with regard to Mr. Cacace, insofar as you disclose at page 41 that he devotes less than his "full time and attention" to your business, quantify the average amount of time he does spend on your business and make clear how he spends the balance of his professional time.

Security Ownership of Certain Beneficial Owners, page 42

3.   Provide expanded tabular disclosure to identify those natural persons which are deemed beneficial owners of your stock as a result of their voting or investment power with regard to 1420525 Alberta Ltd., your largest listed shareholder. See Exchange Act Rule 13d-3. Also provide explanatory text to clarify the nature of their ownership.

Exhibits

4.   We note that your filed participation agreements refer to a master joint operating agreement. Please file all required material contracts as exhibits, and provide the basis for not filing the master agreement. In addition, please revise your disclosure where appropriate to discuss the liability you retain under your participation agreements and any master joint operating agreement, including any indemnities that you are obligated to provide in that regard.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding the comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director